Exhibit 12

CLEARWATER PAPER CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings (loss) before income taxes	$275,685	$15,337	$39,407	$33,263	$(14,840)
Add:
Interest expense	15,505	13,147	13,000	13,000	12,589
Rental expense factor [1]	4,743	4,501	4,489	5,156	4,654

Earnings available for fixed charges	$295,933	$32,985	$56,896	$51,419	$2,403

Fixed charges:
Interest expense	$15,505	$13,147	$13,000	$13,000	$12,589
Rental expense factor [1]	4,743	4,501	4,489	5,156	4,654

Total fixed charges	$20,248	$17,648	$17,489	$18,156	$17,243

Ratio of earnings to fixed charges	14.6	1.9	3.3	2.8	0.1

[1]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

The ratio of earnings to fixed charges is computed by dividing income or loss before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases. The dollar amount of deficiency in earnings available for fixed charges for a one-to-one ratio for 2005 was $14,840.